

Mail Stop 3561

April 4, 2018

<u>Via E-Mail</u>
Mr. John Black
Chief Financial Officer
Canada Goose Holdings Inc.
250 Bowie Avenue
Toronto, Ontario M6E 4Y2
Canada

>   **Re: Canada Goose Holdings Inc.**
>   **Form 20-F for the Year Ended March 31, 2017**
>   **Filed June 6, 2017**
>   **File No. 001-38027**

Dear Mr. Black:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/Craig Arakawa
>
>   Craig Arakawa
>   Accounting Branch Chief
>   Office of Beverages, Apparel and Mining